SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date September 15, 2008_________________________________

BIOTECH HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated September 15, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Lorne Brown C.F.O and Interim C.E.O

Name: Lorne Brown

Date: September 15, 2008

BIOTECH HOLDINGS ANNOUNCES PASSING OF CEO.

Vancouver, B.C., September 15, 2008 - Biotech Holdings Ltd. ("Biotech" or the "Company", OTC BB: BIOHF; Frankfurt: 925970.F) is saddened to report the sudden passing of its President and CEO, Robert Rieveley. Mr. Rieveley died unexpectedly of a heart attack on Tuesday, September 9, 2008. The Company wishes to express its heartfelt condolences to his family. He will be sadly missed by all.

Mr. Rieveley was the founder of Biotech. His dream of a benign, yet effective treatment for Type II diabetes was realized after many years of research, development and testing. Biotech currently markets the treatment, Sucanon, in Mexico, while initiatives to expand Sucanon`s availability to other countries continue.

Biotech`s Board of Directors has appointed Lorne Brown, CFO Biotech Holdings Ltd., as interim CEO. As part of its ongoing governance practices, Biotech`s Board of Directors has formed a Special Committee of independent Directors to identify and help the Board select a permanent President and CEO.

Biotech`s Board of Directors will recommend the nomination of Gregory Robert Rieveley to the board at the next annual general meeting on September 26, 2008. Mr. Rieveley, a Chartered Accountant, is currently Vice-President Internal Audit and Business Development at Harry Winston Diamond Corporation.

Biotech Holdings Ltd. is based in Richmond, British Columbia.  Biotech Holdings shares trade on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF).

For inquiries, contact Gale Belding at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca.  For background information, please visit Biotech`s website at www.biotechltd.com.

This release has been approved by the Board of Directors of Biotech Holdings.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management`s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.